FIRST FEDERAL OF NORTHERN MICHIGAN BANCORP, INC.
100 South Second Avenue
Alpena, Michigan 49707

June 24, 2014

Via Edgar

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:          First Federal of Northern Michigan Bancorp, Inc.
Registration Statement on Form S-4 (Registration Number 333-195189)
Request for Acceleration of Effectiveness

Ladies and Gentlemen:

First Federal of Northern Michigan Bancorp, Inc., a Maryland corporation (the “Company”), hereby requests that the Company’s Registration Statement on Form S-4 be declared effective on June 25, 2014 at 4:00 p.m., or as soon thereafter as is practicable.

The Company hereby acknowledges that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•
the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

/s/ Michael W. Mahler
Michael W. Mahler
President and Chief Executive Officer (Duly Authorized Representative)